UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 23, 2020

Era Group Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-35701	72-1455213
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

945 Bunker Hill Rd., Suite 600, Houston, Texas	77024
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (713) 369-4700

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	ERA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On January 23, 2020, Era Group Inc., a Delaware corporation (“Era”), Ruby Redux Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Era (“Merger Sub”), and Bristow Group Inc., a Delaware corporation (“Bristow”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Bristow, with Bristow continuing as the surviving corporation and direct wholly owned subsidiary of Era (the “Merger”). Following the Merger, Era intends to change its name to Bristow Group Inc. (the “Combined Company”), and its common stock will remain listed on the New York Stock Exchange.

On the terms and subject to the conditions set forth in the Merger Agreement, the consideration payable to holders of outstanding common stock, par value $0.0001, of Bristow (“Bristow Common Stock”) (including holders of any shares issued as a result of the conversion of preferred stock, par value of $0.0001, of Bristow (“Bristow Preferred Stock”) and certain shares of Bristow Common Stock held in reserve) outstanding immediately prior to the closing will be converted into the right to receive a number of shares of common stock, par value $0.01 per share, of the Combined Company (“Combined Company Common Stock”) equal to the product of (i) 77% multiplied by (ii) the quotient of (x) the number of shares of Era common stock outstanding immediately prior to the Merger, calculated on fully-diluted basis, divided by (y) 23% (the “Aggregate Merger Consideration”). Each holder of Bristow Common Stock, other than holders of dissenting shares, shall be entitled to receive, for each share of Bristow Common Stock, a number of shares of Combined Company Common Stock equal to the Aggregate Merger Consideration divided by the number of shares of Bristow Common Stock outstanding immediately prior to the Merger (including any shares issued as a result of the conversion of Bristow Preferred Stock, any shares underlying Bristow options or restricted stock units and certain shares of Bristow Common Stock held in reserve) (the “Per Share Merger Consideration”), plus the cash value of any fractional shares of Combined Company Common Stock that would otherwise be payable.

Holders of restricted stock units under Bristow’s 2019 Management Incentive Plan (the “Bristow MIP”) will be entitled to receive restricted stock units in the Combined Company equal to the number of Bristow restricted stock units held, multiplied by the Per Share Merger Consideration, and subject to the same restrictions. Holders of stock options under the Bristow MIP will receive options to purchase shares of Combined Company Common Stock equal to the number of shares of Bristow Common Stock held multiplied by the Per Share Merger Consideration, with the exercise prices adjusted accordingly.

The Merger Agreement contains customary representations and warranties from each of Bristow and Era, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business prior to the closing, (2) the use of reasonable best efforts to consummate the Merger and obtain all required consents and approvals, including regulatory approvals, (3) the preparation and filing of a registration statement on Form S-4 to register the Aggregate Merger Consideration and a joint proxy statement for the special meetings or approval by written consent, as applicable, of stockholders of Bristow and Era, (4) holding a meeting or approval by written consent, as applicable, of stockholders of each company to obtain their requisite approvals in connection with the Merger, including, among other approvals, the approval by Era stockholders of the issuance of shares of Combined Company Common Stock in the Merger (the “Stock Issuance”) and an amendment to the certificate of incorporation of Era to increase the number of authorized shares of Combined Company Common Stock (the “Charter Amendment”), and (5) subject to certain exceptions, the recommendation of the board of directors of each of Bristow and Era that such approvals be provided.

The Merger Agreement also prohibits Bristow and Era from soliciting competing acquisition proposals, except that, subject to customary exceptions and limitations, prior to receiving stockholder approval, either party may provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal if the board of directors of Era or Bristow, as applicable, determines, after considering any adjustments to the Merger Agreement proposed by the other party following good faith negotiations during a three business day matching period, that such acquisition proposal would reasonably be expected to result in a superior proposal and failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. The board of directors of each of Era and Bristow is also permitted to change its recommendation prior to the vote of its stockholders if such board of directors determines in good faith (after consultation with its respective outside counsel and financial advisor) that an acquisition proposal constitutes a superior proposal. Additionally, the board of directors of each of Era and Bristow is permitted to change its recommendation prior to the vote of its stockholders in response to certain intervening events.

Each of Era’s and Bristow’s obligation to consummate the Merger is subject to the satisfaction or waiver of certain conditions, including, among others, (1) the expiration or termination of any applicable waiting period under the HSR Act or any other antitrust law, (2) the absence of any governmental order or law prohibiting the consummation of the Merger, (3) adoption of the Merger Agreement by holders of a majority of the outstanding shares of Bristow Common Stock and Bristow Preferred Stock voting on an as-converted basis, plus one “Major Holder” (as defined in Bristow’s stockholders’ agreement and which, as of the date hereof, refers to each of the signatories to the voting agreements described below), (4) the approval of the Stock Issuance and Charter Amendment by Era’s stockholders, (5) the effectiveness of the registration statement for Combined Company Common Stock to be issued in the Merger and the authorization for listing of those shares on the New York Stock Exchange, (6) the absence of a material adverse effect on the other party, (7) the accuracy of the other party’s representations and warranties, subject to customary materiality qualifiers and (8) compliance of the other party with its respective covenants under the Merger Agreement in all material respects. Era’s obligation to consummate the Merger is also subject to (x) the conversion of all shares of Bristow Preferred Stock into Bristow Common Stock, and (y) the termination of Bristow’s stockholders’ agreement. Bristow’s obligation to consummate the Merger is also subject to the receipt of a tax opinion from Bristow’s counsel.

The Merger Agreement contains certain termination rights for each of Era and Bristow, including if (1) the Merger is not consummated by October 23, 2020 (as it may be extended, the “End Date”), which date will be extended automatically until January 23, 2021, if all conditions precedent, other than the expiration of the waiting period under the HSR Act, have been satisfied or are capable of being satisfied, (2) there is a law or order permanently enjoining or otherwise prohibiting the consummation of the Merger, (3) the required approval of the stockholders of Era or Bristow is not obtained, (4) there has been an intentional material breach of the no-solicitation covenant by the other party, or (5) there has been a material breach of the covenants or representations and warranties by the other party that is not cured such that the applicable closing conditions are not satisfied. In addition, among other reasons, (a) Bristow may terminate the Merger Agreement in the event that Era’s board of directors changes its recommendation in favor of Era stockholders’ approval of the Stock Issuance and the Charter Amendment and (b) Era may terminate the Merger Agreement in the event that Bristow’s board of directors changes its recommendation in favor of Bristow stockholders’ approval of the Merger.

If the Merger Agreement is terminated (1) (i) because (A) the approval of the Era stockholders is not obtained, (B) Bristow terminates the Merger Agreement due to a material uncured breach by Era or (C) either party terminates the Merger Agreement after the Merger has not been consummated by the End Date at a time when Bristow could have terminated the agreement because of a material uncured breach by Era or a change in the Era board recommendation to the Era stockholders, (ii) an alternative transaction had been publicly announced prior to the Era stockholder meeting and such proposal has not been withdrawn or expired at least 5 days prior to the meeting and (iii) and within 12 months of such termination, Era has entered into a definitive agreement with respect to an alternative sale transaction, which transaction is thereafter consummated; or (2) by Bristow before the approval of Era’s stockholders is obtained because the Era Board has changed its recommendation, then Era will be required to pay Bristow a termination fee of $9,000,000.

If the Merger Agreement is terminated (1) (i) because (A) the approval of the Bristow stockholders is not obtained, (B) Era terminates the Merger Agreement due to a material uncured breach by Bristow or (C) either party terminates the Merger Agreement after the Merger has not been consummated by the End Date at a time when Era could have terminated the agreement because of a material uncured breach by Bristow or a change in the Bristow board recommendation to the Bristow stockholders, (ii) an alternative transaction has been publicly announced prior to the Bristow stockholder meeting and such proposal has not been withdrawn or expired at least 5 days prior to the meeting and (iii) and within 12 months of such termination, Bristow has entered into a definitive agreement with respect to an alternative sale transaction, which transaction is thereafter consummated; or (2) by Era before the approval of Bristow’s stockholders is obtained because the Bristow Board has changed its recommendation, then Bristow will be required to pay Era a termination fee of $9,000,000.

In addition, each party will be obligated to reimburse the other party’s expenses in an amount not to exceed $4,000,000 if the Merger Agreement is terminated because of the failure to obtain the required approval of such party’s stockholders and a termination fee is otherwise not payable to the other party pursuant to the terms and conditions of the Merger Agreement.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about Era, Bristow, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; are solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Era or Bristow or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Era and Bristow. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the joint proxy statement/prospectus that the parties will file in connection with the Merger, as well as in the other filings that each of Era and Bristow make with the SEC.

Voting Agreements

In connection with the execution of the Merger Agreement, on January 23, 2020, Bristow and Era entered into individual voting agreements with certain significant stockholders of Bristow (collectively, the “Significant Stockholders” and such agreements, the “Voting Agreements”), pursuant to which (i) each Significant Stockholder has agreed, among other things, to, as promptly as practicable following effectiveness of the S-4 Registration Statement, deliver a duly executed consent in favor of the Merger and adoption of the Merger Agreement and (ii) Era has agreed to negotiate in good faith a registration rights agreement that will be entered into with each such Significant Stockholder.

Each Voting Agreement shall terminate upon the earliest of (a) the effective time of the Merger, (b) any amendment to the Merger Agreement made without such Significant Stockholder’s consent that reduces the amount or changes the form of the Aggregate Merger Consideration, adversely affects the tax consequences of such Significant Stockholder, changes certain governance rights set forth in the Merger Agreement or extends the End Date beyond January 23, 2021 and (c) the termination of the Merger Agreement in accordance with its terms.

A copy of each of the Voting Agreements are attached hereto as Exhibit 10.1 and Exhibit 10.2 and each is incorporated herein by reference. The foregoing description of the Voting Agreements is qualified in its entirety by reference to the full text of the Voting Agreements.

Conditional Novation Agreement

In connection with the entry into the Merger Agreement, Era, Bristow, certain subsidiaries of Bristow and PK Airfinance S.À R.L. entered into a conditional novation agreement, pursuant to which Era agreed, effective upon closing of the Merger, to replace Bristow as the parent guarantor under the $230 million Credit Agreement, dated as of July 17, 2017, among Bristow Equipment Leasing Ltd., PK Airfinance S.À R.L. as agent and security trustee and the other financial institutions named therein.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Era intends to file with the SEC a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of Era and Bristow that also constitutes a prospectus of Era and Bristow (the “joint proxy statement/prospectus”). Each of Era and Bristow will provide the joint proxy statement/prospectus to their respective stockholders. Era and Bristow also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Era or Bristow may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the joint proxy statement/prospectus (when it becomes available), the registration statement (when it becomes available) and other relevant documents filed by Era and Bristow without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Era by mail at 945 Bunker Hill Rd., Suite 600, Houston, Texas, 77024, Attention: Investor Relations, by telephone at (713) 369-4700 or by going to the Investor page on Era’s corporate website at https://ir.erahelicopters.com; or (2) Bristow by mail at 3151 Briarpark Drive, Suite 700, Houston, Texas 77042, Attention: Investor Relations, by telephone at (832) 783-7927, or by going to the Investors page on Bristow’s corporate website at http://ir.bristowgroup.com/investor-relations.

Certain Information Regarding Participants

Era, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 8, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 24, 2019. Investors may obtain information regarding the names, affiliations and interests of Bristow’s directors and executive officers on Bristow’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

Forward-Looking Statements

Bristow and Era caution that statements in this document which are forward-looking, and provide information other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Bristow, Era and the combined company. These forward-looking statements include, among other things, statements regarding plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the parties results of operations, financial position, growth opportunities and competitive position, including anticipated or expected revenues, EBITDA run-rates, cost savings and synergies, best-in-class operations, opportunities to capture additional value from market trends, fleet size and diversity, safety and transition issues, free cash flow, plans to de-lever and potential shareholder return. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. These statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Bristow and Era to obtain the shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; conditions imposed on the companies in order to obtain required regulatory approvals; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies or cost savings from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Bristow and Era operate or credit markets, including disruptions in the offshore oil and gas markets throughout the globe; changes in the regulatory regimes governing the offshore oil and gas markets and the offshore oil and gas services markets; the inability of Bristow or Era to execute on contracts successfully; changes in project design or schedules; the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of Bristow and Era, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of Bristow’s and Era’s annual and quarterly filings with the Securities and Exchange Commission, including Era’s annual report on Form 10-K for the year ended December 31, 2018, and Bristow’s annual report on Form 10-K for the year ended March 31, 2019 and their respective subsequent quarterly reports on Form 10-Q. This press release reflects the views of Bristow’s management and Era’s management as of the date hereof. Except to the extent required by applicable law, Bristow and Era undertake no obligation to update or revise any forward-looking statement.

Item 2.02.	Results of Operations and Financial Conditions.

The Company issued a press release announcing entry into the Merger Agreement, which included certain of its preliminary financial results for the quarter and year ended December 31, 2019. The presentation provided to investors in connection with the conference call held by Era on January 24, 2020 also included preliminary financial results for the quarter and year ended December 31, 2019. The investor presentation is attached to this Current Report as Exhibit 99.1 and the press release is attached to this Current Report as Exhibit 99.2.

The information furnished herewith pursuant to Item 2.02 of this Current Report, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. The information in this Current Report shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this Current Report, regardless of any general incorporation language in the filing.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of January 23, 2020, by and among Bristow, Era, and Merger Sub, Inc.

10.1*	Voting Agreement, dated as of January 23, 2020, by and among Bristow, Era, and Solus Alternative Asset Management LP.

10.2*	Voting Agreement, dated as of January 23, 2020, by and among Bristow, Era, and South Dakota Retirement System.

99.1	Investor Presentation dated January 24, 2020.

99.2	Joint Press Release of Era Group Inc. and Bristow Group Inc., issued on January 23, 2020.

*

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Era hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 24, 2020	ERA GROUP INC.

	By:	/s/ Crystal L. Gordon
Senior Vice President, General Counsel and Chief Administrative Officer